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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 1, 2003
Commission File No. 1-11284

NORANDA INC.

(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                       Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                       No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                       No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                       No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
August 1, 2003	By:	/s/ Julie Galloway
Julie Galloway — Associate General Counsel and Corporate Secretary

news release

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

NORANDA'S COMMON SHARE OFFERING INCREASES TO $566.7 MILLION

TORONTO, ONTARIO, July 31, 2003 — Noranda Inc. (NRD: NYSE, TSX) today announced that the underwriting syndicate in connection with the Company's previously announced common share offering has exercised an option to increase the size of the offering by an additional 4.8 million common shares. As a result, Noranda will issue 24.8 million common shares to the underwriters and 20 million common shares to Brascan Corporation at a price of $12.65 per share, for total gross proceeds of approximately $566.7 million. The Company has filed with provincial securities regulatory authorities a preliminary prospectus in respect of the offering. The underwriters also have an option, exercisable up until the 30th day following the closing of the offering, to acquire approximately 3 million additional common shares, solely to cover over-allotments, if any. Brascan Corporation has the option to acquire any of these additional common shares not acquired by the underwriters.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This press release does not constitute an offer of any securities for sale.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on the Toronto Stock Exchange and the New York Stock Exchange (NRD).

CONTACT:

Dale Coffin
Director, External Communications
Noranda Inc.
416-982-7161
dale.coffin@toronto.norfalc.com

www.noranda.com

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SIGNATURES
NORANDA'S COMMON SHARE OFFERING INCREASES TO $566.7 MILLION